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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)



                       CREATIVE MEDICAL DEVELOPMENT, INC.
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                                (Name of Issuer)


                            Common Stock ($0.01 Par)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  #22528F 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

              Mitchell Partners, a California limited partnership,
                     c/o James E. Mitchell, General Partner
    611 Anton Boulevard, Suite 1110, Costa Mesa, CA 92626 (Ph. 714-432-5300)
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 31, 1996
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            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** Reporting person acquired more than 1% of the Issuer's securities pursuant to a Registration Statement filed under the Securities Act of 1933, as amended, which acquisition is not required to be reported pursuant to
   Section 13(d)(6). Reporting person has, however, subsequently acquired a small number of additional shares of the Issuer's common stock in open market transactions commencing on May 22, 1995.

                                  SCHEDULE 13D


CUSIP No.  22528F 10 3                                    Page  2  of  5  Pages
         ---------------                                      -----  -----

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            NAME OF REPORTING PERSON
     1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Mitchell Partners, a California limited partnership
                    James E. Mitchell
--------------------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
     2            James E. Mitchell is the sole general partner of      (b) [ ]
                  Mitchell Partners, a California limited partnership
                  with sole control over all matters relating to
                  investment and voting control.
--------------------------------------------------------------------------------
     3      SEC USE ONLY


--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

                   Working capital of Mitchell Partners (WC)
--------------------------------------------------------------------------------

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

                  None
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Mitchell Partners - California
                   James E. Mitchell - California
--------------------------------------------------------------------------------

                        7   SOLE VOTING POWER
                                  Mitchell Partners - 139,525
                                  (James E. Mitchell has sole voting power as
    NUMBER OF                        to all shares.)
     SHARES        -------------------------------------------------------------
   BENEFICIALLY
    OWNED BY            8   SHARED VOTING POWER
      EACH
    REPORTING                     Not applicable
     PERSON        -------------------------------------------------------------
      WITH              9   SOLE DISPOSITIVE POWER
                                  Mitchell Partners - 139,525
                                  (James E. Mitchell has sole dispositive power
                                    as to all shares.)
                   -------------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                                   Not applicable
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  Mitchell Partners and James E. Mitchell - 139,525 shares
                  (6.7% of total shares outstanding of 2,084,745)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  Mitchell Partners and James E. Mitchell
                  (6.7% of total shares outstanding of 2,084,745)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                  Mitchell Partners - Limited Partnership (PN)
                  James E. Mitchell - Individual (IN)
--------------------------------------------------------------------------------



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 22528F 10 3                                                Page 3 of 5


ITEM 1.  SECURITY AND ISSUER.

         The securities that are the subject of this statement consist of common stock ($0.01 par value) of Creative Medical Development, Inc. (the "Issuer"). The name and the address of the principal executive offices of the Issuer are as follows:

                 Creative Medical Development, Inc.
                 870 Gold Flat Road
                 Nevada City, CA 95959
                 Attention:  Corporate Secretary

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed on behalf of Mitchell Partners, a California limited partnership, and James E. Mitchell, an individual.

         (b)     The business address of Mitchell Partners and James E.
Mitchell is:

                 James E. Mitchell
                 Mitchell Partners
                 611 Anton Boulevard, Suite 1110
                 Costa Mesa, California 92626

         (c)     (1)      The principal business of Mitchell Partners is in
securities investment. Mitchell Partners is not an operating company, and it has no subsidiaries.

                 (2) The principal occupation of James E. Mitchell is that of a private investor and the sole general partner of Mitchell Partners.

         (d) Neither Mitchell Partners nor James E. Mitchell has during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Mitchell Partners nor James E. Mitchell was during the last five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     (1)      Mitchell Partners is a California limited partnership
with its principal executive offices in California. James E. Mitchell is the sole general partner of Mitchell Partners.

                 (2) James E. Mitchell is a United Stated citizen and resident of California.

CUSIP No. 22528F 10 3                                                Page 4 of 5


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Mitchell Partners used general working capital funds to acquire the additional 32,595 shares of common stock of the Issuer.

         (b) Mitchell Partners did not use borrowed funds to acquire the subject securities.

         (c) The subject securities transactions were all effected in the ordinary course of business by Mitchell Partners and James E. Mitchell personally through registered broker-dealers. The most recent purchases by Mitchell Partners consisted of the acquisition of 5,595 shares at a purchase price equal to $0.28 per share on October 7, 1996 and 27,000 shares at a purchase price equal to $0.28 per share on October 31, 1996.

ITEM 4.   PURPOSE OF TRANSACTION.

         Mitchell Partners purchased the 32,595 shares of common stock for investment purposes only in the ordinary course of business and not for the purpose of gaining control of the Issuer. As of the time of filing of this Amendment No. 1 to Schedule 13D, however, James E. Mitchell has decided to seek a meeting with management of the Issuer to explore the possibility of representation on the Issuer's Board of Directors. Except as set forth in the preceding sentence, neither Mitchell Partners nor James E. Mitchell has any plans or proposals that relate to (i) any extraordinary corporate transaction,
(ii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the present Board of Directors or management of the Issuer, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure, (vi) any changes in the Issuer's charter, bylaws or instruments or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (ix) any other material changes to the operation, management, structure or financial condition of the Issuer. Both Mitchell Partners and James E. Mitchell intend to continue to conduct investment activities related to the securities of the Issuer in the ordinary course of business.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) Mitchell Partners owns 139,525 shares of common stock of the Issuer, which equals approximately 6.7% of the total 2,084,745 outstanding shares of common stock of the Issuer. With respect to all shares of common stock of the Issuer held by Mitchell Partners, James E. Mitchell has the sole voting power and the sole disposition power.

         (b) Mitchell Partners acquired 5,595 shares of common stock of the Issuer at $0.28 per share in a purchase transaction conducted in the ordinary course of business through a registered broker-dealer that closed on October 7, 1996. Mitchell Partners acquired 27,000 shares of common stock of the Issuer at $0.28 per share in a purchase transaction conducted in the ordinary course of business through a registered broker-dealer that closed on October 31, 1996.

CUSIP No. 22528F 10 3                                                Page 5 of 5


         (c) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of common stock of the Issuer held by Mitchell Partners.

         (d)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Neither Mitchell Partners nor James E. Mitchell is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Neither Mitchell Partners nor James E. Mitchell is a party to any transaction for which any document is required to be attached to this Statement as an exhibit.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 12, 1996                 Mitchell Partners, a California
                                         limited partnership


                                         By: /s/ JAMES E. MITCHELL
                                            ------------------------------------
                                                 James E. Mitchell
                                                 Sole General Partner


Dated: November 12, 1996                 By: /s/ JAMES E. MITCHELL
                                            -----------------------------------
                                                 James E. Mitchell
                                                 an individual